

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

Via Email

Andrew Maltin
Chief Executive Officer
MEDL Mobile Holdings, Inc.
18475 Bandilier Circle
Fountain Valley, CA 92708

> **Re:** **MEDL Mobile Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 23, 2012**
> **File No. 333-180983**

Dear Mr. Maltin:

We have reviewed your letter dated August 23, 2012, and the above-referenced filing, and have the following comments. Unless otherwise noted, where we reference prior comments, we are referring to our August 3, 2012 letter.

Description of Business

Industry Background and Trends, page 14

1.   We note your response to prior comment 6. It is unclear why projected revenue for app stores is pertinent to your business, given that you do not run an app store. Please revise or advise. In addition, please disclose the date of each report referenced in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 21

2.   Here and in the corresponding section on page 23, please quantify the categories of expenses that significantly contributed to the increase in operating expenses. See Item 303(b) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 28

3.   We note your response to prior comment 7. As previously requested, please revise your filing to explain why you granted both Messrs. Maltin and Swartz options to purchase 1,000,000 shares of common stock, and Mr. Lieberman an option to purchase 200,000 shares of common stock.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 40

4.   We note from your response to prior comment 9 that at the time a customer signs a contract and makes a 50% deposit on the project, you believe that the company has already completed a "significant portion" of the technical and design work.

- Explain further how you determined that the 50% deposit <u>billable</u> upon signing signifies that 50% of the total work to be performed under the contract has been completed;
- Tell us how you determined that the remaining amounts billable at certain intervals pursuant to the terms of the arrangement are indicative of the progress-to-completion at those intervals. In this regard, we refer you to ASC 985-605-25-106;
- As you assess progress-to-completion based on output measures, explain to us why you believe this methodology best approximates progress-to-completion for the work required under your particular contracts. Describe other methodologies for measuring progress-to-completion allowable under ASC 985-605 and why you chose output measures for your methodology for measuring progress-to-completion over the alternatives; and
- Describe the milestones used to measure progress-to-completion in a typical contract and provide verifiable evidence to corroborate that such milestones are substantively correlated with output.

5.   In your response to comment 19 from our May 23, 2012 letter, you state that costs are expensed as incurred. Please describe in reasonable detail how your accounting for costs incurred in your percentage-of-completion contracts complies with the guidance in paragraphs 34 – 41 of ASC 605-35-25. In connection with this, explain how you account for costs delineated under paragraph 41 of this section. Also, tell us how you determine the total estimated costs to be incurred on a particular contract and tell us historically how such estimates have compared to the actual costs incurred.   In addition, tell us how you

apply the guidance in paragraphs 82 – 84 of ASC 605-35-25 in accounting for both revenue and costs in your arrangements.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP